Volaris Reports July 2024 Traffic Results:

90% Load Factor

Mexico City, Mexico, August 5, 2024 – Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (NYSE: VLRS and BMV: VOLAR) (“Volaris” or “the Company”), the ultra-low-cost carrier (ULCC) serving Mexico, the United States, Central, and South America, reports its July 2024 preliminary traffic results.

In July 2024, Volaris' ASM capacity decreased by 15.0% year-over-year due to the accelerated Pratt & Whitney engine inspections and the resulting aircraft groundings. Load factor in the month increased by 2.0 pp YoY to 89.8%, as RPMs decreased by 13.0%. Mexican domestic RPMs decreased by 20.0%, while international RPMs increased by 1.0%. Volaris transported 2.7 million passengers during the month.

Enrique Beltranena, Volaris’ President and CEO said: “Our strategic fleet mitigation plan is on track and continues to deliver favorable outcomes; we have achieved our goals since the engine inspections began. We currently have a well-balanced market mix, with an increased presence in the cross-border market, that is strengthening our unit revenues. As shown with our July traffic, our booking curves similarly indicate robust performance for the summer high season.”

	July 2024	July 2023	Variance	YTD July 2024	YTD July 2023	Variance
RPMs (million, scheduled & charter)
Domestic	1,657	2,071	-20.0%	10,374	13,263	-21.8%
International	1,034	1,024	1.0%	6,451	6,250	3.2%
Total	2,692	3,095	-13.0%	16,826	19,513	-13.8%
ASMs (million, scheduled & charter)
Domestic	1,819	2,352	-22.7%	11,455	15,503	-26.1%
International	1,178	1,174	0.3%	7,932	7,385	7.4%
Total	2,997	3,526	-15.0%	19,387	22,888	-15.3%
Load Factor (%, RPMs/ASMs)
Domestic	91.1%	88.1%	3.1 pp	90.6%	85.6%	5.0 pp
International	87.8%	87.2%	0.5 pp	81.3%	84.6%	(3.3) pp
Total	89.8%	87.8%	2.0 pp	86.8%	85.3%	1.5 pp
Passengers (thousand, scheduled & charter)
Domestic	1,979	2,356	-16.0%	12,288	15,314	-19.8%
International	705	705	0.1%	4,407	4,306	2.3%
Total	2,685	3,061	-12.3%	16,695	19,620	-14.9%

The information included in this report has not been audited and does not provide information on the Company’s future performance. Volaris’ future performance depends on several factors. It cannot be inferred that any period’s performance or its comparison year-over-year will indicate a similar performance in the future.

Glossary

Revenue passenger miles (RPMs): Number of seats booked by passengers multiplied by the number of miles flown.

Available seat miles (ASMs): Number of seats available for passengers multiplied by the number of miles flown.

Load factor: RPMs divided by ASMs and expressed as a percentage.

Passengers: The total number of passengers booked on all flight segments.

Investor Relations Contact

Ricardo Martínez / ir@volaris.com

Media Contact

Israel Álvarez / ialvarez@gcya.net

About Volaris

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or “the Company”) (NYSE: VLRS and BMV: VOLAR) is an ultra-low-cost carrier, with point-to-point operations, serving Mexico, the United States, Central, and South America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since the beginning of operations in March 2006, Volaris has increased its routes from 5 to more than 201 and its fleet from 4 to 137 aircraft. Volaris offers more than 500 daily flight segments on routes that connect 44 cities in Mexico and 29 cities in the United States, Central, and South America, with one of the youngest fleets in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico, the United States, Central, and South America. Volaris has received the ESR Award for Social Corporate Responsibility for fifteen consecutive years. For more information, please visit ir.volaris.com. Volaris routinely posts information that may be important to investors on its investor relations website. The Company encourages investors and potential investors to consult the Volaris website regularly for important information about Volaris.